Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement (No. 333-171568) on Form S-8 and registration statement (No. 333-171866) on Form F-3 of Baytex Energy Corp. (the "Corporation") of our reports dated March 5, 2019, with respect to:

•
the consolidated financial statements of the Corporation which comprise the consolidated statement of financial position as at December 31, 2018 and December 31, 2017, the consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information; and

•	the effectiveness of internal control over financial reporting as of December 31, 2018, appearing in the Current Report on Form 6-K of Baytex Energy Corp. dated March 6, 2019.
Our report dated March 5, 2019, on the effectiveness of internal control over financial reporting as of December 31, 2018, contains an explanatory paragraph that states that the Corporation acquired Raging River Exploration Inc. (“Raging River”) during 2018, and that management excluded from its assessment of the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2018, Raging River’s internal control over financial reporting associated with total assets of $2.1 billion and total revenues, net of royalties, of $142.3 million included in the consolidated financial statements of the Corporation as of and for the year ended December 31, 2018. Our audit of internal control over financial reporting of the Corporation also excluded an evaluation of the internal control over financial reporting of Raging River.

(signed) "KPMG LLP"
Chartered Professional Accountants
March 6, 2019
Calgary, Canada